Withdrawal of Registration Statement (RW)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ABBY INC.

2724 NE 27th Court,

Fort Lauderdale, FL 33442

Telephone (702) 751-0006

Via Edgar

May 06, 2013

Re: Abby Inc. - Request to Withdraw PREM 14-C (RW)

SEC File Number 000-54734

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Abby Inc. (the "Registrant") hereby requests immediate withdrawal of its PREM 14C (File No. 000-54734, which was filed with the Securities and Exchange Commission (the "Commission") on April 5, 2013 along with any exhibits (the "PREM 14C").

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the PREM 14C contained therein. Furthermore, there was no circulation of the PREM 14C in connection with the proposed actions and the PREM 14C was not declared definitive by the Commission.

Subsequent to a review by the Commission of the PREM 14C, the Registrant was requested to amend its filing to file the notice of Annual General Meeting under Schedule 14A. The Registrant is reviewing with counsel with regard to filing Pre14A.

The Registrant believes that withdrawal of the PREM 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the PREM 14C was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the PREM 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please address as follows.

Lawson Kerster

President, Chief Executive Officer

646-334-2859

abbyincorporated@gmail.com

dlkerster@gmail.com